Exhibit 99.1

Cloopen Receives NYSE’s Grant of Extension Regarding Delayed Filing of 2021 Annual Report

BEIJING, November 18, 2022 /PRNewswire/ -- Cloopen Group Holding Limited (NYSE: RAAS) (“Cloopen” or the “Company”) today announced that it received a letter from NYSE Regulation indicating that NYSE’s Listings Operations Committee agreed to provide the Company with an additional trading period through May 17, 2023, subject to reassessment on an ongoing basis, to complete and file the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”) and any subsequent delayed filings pursuant to the NYSE’s late filer rules outlined in Section 802.01E of the NYSE Listed Company Manual.

The Company has been in ongoing cooperation and correspondence with the NYSE on the late filing issue. NYSE Regulation notified the Company that the NYSE will closely monitor the Company’s progress with the milestones and timing submitted to the NYSE. Failure to achieve these interim milestones could result in accelerated trading suspension prior to the end of the May 17, 2023 trading period. In addition, in the event that the Company does not complete the filing of the 2021 Annual Report and any subsequent delayed filings with the SEC by the end of the maximum 12-month cure period on May 17, 2023, the NYSE will move forward with the initiation of suspension and delisting procedures.

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

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Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

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